Exhibit 99.1

Algonquin Power & Utilities Corp. Appoints New Independent Director
Private equity veteran David Levenson joins Board of Directors
OAKVILLE, Ontario – February 2, 2024 - Algonquin Power & Utilities Corp. ("AQN" or the "Company") (TSX: AQN) (NYSE: AQN) today announced its Board of Directors (the “Board”) has appointed David Levenson, formerly Managing Partner at Brookfield Asset Management, to the Board, effective immediately. Following Mr. Levenson’s appointment, the Board is comprised of nine directors, eight of whom are independent for the purposes of Canadian securities laws and New York Stock Exchange corporate governance standards.
“We welcome David to the Board as we advance our strategic transformation into a pure play regulated utility,” said Kenneth Moore, Chair of the Algonquin Board of Directors. “We identified David through our normal course director search process, and we believe his experience and expertise will benefit the Company. Today’s appointment is aligned with our commitment to simplifying the business, enhancing value for shareholders, and positioning the company for future growth.”
About David Levenson
Mr. Levenson is the former global head of Brookfield Special Investments and Managing Partner at Brookfield Asset Management. Mr. Levenson joined Brookfield in 2004 and was Chief Investment Officer of its infrastructure business as well as head of its US private equity activities before starting and leading Brookfield Special Investments.   Mr. Levenson left Brookfield in March of 2023 and currently sits on the board of Chorus Aviation, a Canadian publicly traded company.  Mr. Levenson holds a Bachelor of Commerce from McGill University, a Masters of Business Administration from Harvard Business School and is a Chartered Financial Analyst.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information
Certain statements included in this press release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “believe” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, the expected impacts and benefits of the appointment of David Levenson to the Company’s Board and the Company’s expected strategic transformation into a pure play utility. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2022, and in AQN's Management Discussion & Analysis for the three and nine months ended September 30, 2023, each of which is available on SEDAR+ and EDGAR.
Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500